UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                              December 23, 2020

 H.P. Jin
 c/o Telenav, Inc.
 4655 Great America Parkway, Suite 300
 Santa Clara, CA 95054

         Re:     Telenav, Inc.
                 Schedule 13E-3
                 File No. 005-85953
                 Filed on December 21, 2020 by Telenav, Inc.
                 Schedule 14A
                 File No. 001-34720
                 Filed on December 18, 2020 by Telenav, Inc.

 Dear Mr. Jin,

         We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendments to the filings and any information provided in response to these comments, we may have additional comments.

        If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

 Schedule 13E-3

 General

 1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. At present, the mandated legend has been placed on the first page of a voluntarily-included letter to shareholders preceding the proxy statement. Please reposition the legend so that it is placed on the outside front cover page of the disclosure document required by Rule 13e-3(e).

 Item 7. Purposes, Alternatives, Reasons and Effects

 2. The registrant suffered net operating losses for fiscal years 2017-2020. Please revise to specify the constituency or constituencies, if any, expected to become the beneficiaries of the
    registrant   s future use of any net operating loss carryforwards. Please quantify that benefit to
    the extent practicable. See Instruction 2 to Item 1013(d) of Regulation
M-A.
 H.P. Jin
c/o Telenav, Inc.
December 23, 2020
Page 2

3. Under Item 7(d), disclosure content has been incorporated by reference that does not include the cost savings expected to be achieved by virtue of the registrant no longer being required to file periodic reports under the federal securities laws. We noticed V99 is the constituency expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on an annual, recurring basis. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction

4. Please revise to state, if true, that the Board produced the fairness determination on behalf of
   Telenav, Inc. Regardless of any delegation of authority to the Board, Item 8 of Schedule
   13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished
   from the Board. The term    subject company    is defined in Item 1000(f) of
Regulation M-A.

5. Please direct the issuer   s fairness determination to Telenav   s
unaffiliated security holders as
   defined in Rule 13e-3(a)(4). At present, the fairness determination has been directed at
      Telenav stockholders not affiliated with or related to the Purchaser
Group,    which
   constituency still may include affiliates of the issuer such as Telenav   s
officers and directors.

6. Please revise the discussion of the material factors considered by Telenav s Board to make clearer that the factors considered were those supporting the rationale for the fairness determination made on behalf of the issuer. See Item 1014(b) of Regulation
M-A.

7. Please produce a complete discussion of the factors considered by Telenav in support of its fairness determination by specifically addressing all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A. See Item 1014(b) of Regulation M-A. For example, the fairness of the consideration in relation to net book value and going concern value should be specifically addressed by Telenav, or an analysis of those factors conducted by another party, such as the financial advisor, should be expressly adopted. Refer to Instruction 2 of Item
   1014 of Regulation M-A and Questions 20-21 in Exchange Act Release 17719 (April 13,
   1981). Negative responses to Item 1014 are required under Instruction E to
Schedule 13E-3.

8. Please advise us, with a view toward revised disclosure, how Telenav complied with Item
   1014(c), (e) and (f) of Regulation M-A. For example, it is unclear how independent directors, even if members of a special committee, could be characterized as being unaffiliated with the issuer. Separately, for purposes of Item 1014(c) of Regulation M-A, the
   term    unaffiliated security holder    is defined under Rule 13e-3(a)(4) as
distinguished from
   the terms of the transaction. Note also that under General Instruction E to
Schedule 13E-3,
   negative responses to any disclosure requirements imposed under Item 8 must be disclosed.
   Refer also to Questions 20-21 in Exchange Act Release 17719 (April 13,
1981).
 H.P. Jin
c/o Telenav, Inc.
December 23, 2020
Page 3

Item 13. Financial Statements, page 13

9. Because financial statements have been incorporated by reference (and not reprinted) in order
   to fulfill the registrant   s disclosure obligations, Instruction 1 of Item
13 requires that a
   summary of the financial information specified in Item 1010(a) be included. Accordingly, summarized financial information must be prepared in accordance with Item 1010(c) of
   Regulation M-A. Please disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise. Guidance relating to the application of a nearly identical instruction in the context of a tender offer appearing in a July 2001 interpretations supplement, interpretation I.H.7, is publicly available at:
   https://www.sec.gov/interps/telephone/phonesupplement3.htm

Schedule 14A

10. The first page of the proxy statement, as defined in Rule 14a-1(g)     and
distinguished from
    the Notice or any letter to shareholders     must be marked as preliminary.
Given that a
    preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please place the required legend on the proxy statement and the form of proxy. See Rule 14a-6(e)(1).

11. Please disclose on the first page of the proxy statement, in accordance
with the registrant   s
    obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), the approximate date upon which the proxy statement and form of proxy will be sent or given to security holders.

12. Please advise us why a Table of Contents serves as the apparent first page of the proxy statement as defined in Rule 14a-1(g). Neither the letter to shareholders, Notice or the
    Schedule 14A codified at Rule 14a-101 are part of the proxy statement (as defined).

Questions and Answers about the Special Meeting and Merger, page 12

13. The special committee has been described as an    unaffiliated
representative    that has been
       retained    by Telenav directors    to act solely on behalf of
unaffiliated [ ] stockholders.    It is
    unclear how the directors serving on such committee can suspend their fiduciary duties to affiliated stockholders. Given the definition of affiliate in Rule 13e-3(a)(1), and the guidance enunciated in CDI 201.05 that directors are generally viewed as affiliates, please advise us, with a view towards revised disclosure, how existing directors can be characterized as
       unaffiliated    representatives who were    retained.    See Release No.
34-16075 (08-02-79).

Cautionary Statement Concerning Forward-Looking Information, page 17

14. The Private Securities Litigation Reform Act of 1995 does not apply to Rule 13e-3 transactions. At present, the disclosure suggests forward-looking statements made in periodic reports incorporated by reference remain protected. Please remove the implication that forward-looking statements contained within this proxy statement, by incorporation by
    reference or otherwise, are entitled to the Act   s safe harbor provisions.
 H.P. Jin
c/o Telenav, Inc.
December 23, 2020
Page 4

Form of Proxy

15. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is
    absolute inasmuch as it can unconditionally be exercised    with regard to
any other matter
    properly brought before the meeting . . . .

       We remind you that Telenav, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions

cc: Lior O. Nuchi, Esq.
Julia Reigel, Esq.